UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or type.

1.   Name and address of issuer:

       Dreyfus Municipal Funds, Inc.
       200 Park Avenue
       New York, NY 10166

2.   The name of each series or class of securities for which this Form is filed (If the
       form is being filed for all series and classes of securities of the issuer, check the
       box but do not list series or classes):   [X]

3.   Investment Company Act File Number: 811-6377

       Securities Act File Number: 33-42162

4(a). Last day of fiscal year for which this notice is filed:

           August 31, 2005

4(b). [   ] Check box if this Form is being filed late (i.e. more than 90 calendar days after
       the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c). [   ] Check box if this is the last time the issuer will be filing this Form.

Dreyfus BASIC Municipal Money Market Fund
5.   Calculation of registration fee:

       (I)   Aggregate sale price of securities sold during the $ 353,654,248.15
             fiscal year pursuant to section 24(f):   --------------

       (ii) Aggregate price of securities redeemed or $ 381,493,996.51
             repurchased during the fiscal year: --------------

       (iii) Aggregate price of securities redeemed or $ 650,982,085.84
             repurchased during any PRIOR fiscal year ending no   --------------
             earlier than October 11, 1995 that were not
             previously used to reduce registration fees payable
             to the Commission:

       (iv) Total available redemption credits [add Items 5(ii)   -$1,032,476,082.35
             and 5(iii):   --------------

       (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ -0-
             [subtract Item 5(iv) from Item 5(i)]:   --------------

       (vi) Redemption credits available for use in future $(678,821,834.20)
             years -- if Item 5(i) is less than Item 5(iv)   --------------
             [subtract Item 5(iv) from Item 5(I)]:

```
        (vii)  Multiplier for determining registration fee (See      x  .00011770
               Instruction C.9):                                     -------------


        (viii) Registration fee due (multiply Item 5(v) by Item      =$  0.00
               5(vii) (enter "0" if no fee is due):                  =============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):

```
                                                                    +$    N/A
                                                                    -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

```
                                                                    =$   0.00
                                                                    =============
```

Dreyfus BASIC New Jersey Municipal Money Market Fund
5.   Calculation of registration fee:

```
        (I)    Aggregate sale price of securities sold during the   $ 62,247,909.06
               fiscal year pursuant to section 24(f):               ---------------

        (ii)   Aggregate price of securities redeemed or            $ 88,016,168.40
               repurchased during the fiscal year:                  ---------------

        (iii)  Aggregate price of securities redeemed or            $ 5,990,861.58
               repurchased during any PRIOR fiscal year ending no   ---------------
               earlier than October 11, 1995 that were not
               previously used to reduce registration fees payable
               to the Commission:

        (iv)   Total available redemption credits [add Items 5(ii)   -$94,007,029.98
               and 5(iii):                                          -------------

        (v)    Net Sales - if Item 5(I) is greater than Item 5(iv)    $ -0-
               [subtract Item 5(iv) from Item 5(i)]:                 ---------------


        (vi)   Redemption credits available for use in future       $(31,759,120.92)
               years -- if Item 5(i) is less than Item 5(iv)        ---------------
               [subtract Item 5(iv) from Item 5(I)]:

        (vii)  Multiplier for determining registration fee (See      X .00011770
               Instruction C.9):                                    -------------


        (viii) Registration fee due (multiply Item 5(v) by Item      =$ -0-
               5(vii) (enter "0" if no fee is due):                  =============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect

before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ -0-
============

Dreyfus Premier Select Intermediate Municipal Bond Fund Class A
5.   Calculation of registration fee:

   (I) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

$13,160,304

   (ii) Aggregate price of securities redeemed or repurchased during the fiscal year:

$2,810,493

   (iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

$ -0-

   (iv) Total available redemption credits [add Items 5(ii) and 5(iii):

-$2,810,493

   (v) Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:

$10,349,811

   (vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:

-$-0-

   (vii) Multiplier for determining registration fee (See Instruction C.9):

x   .00011770

   (viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):

=$1,218.17
==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A

3

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

                                                              =$1,218.17
                                                              ============

Dreyfus Premier Select Intermediate Municipal Bond Fund Class B
5.   Calculation of registration fee:

        (I)   Aggregate sale price of securities sold during the $773,283
               fiscal year pursuant to section 24(f):   --------------

        (ii)   Aggregate price of securities redeemed or $ 224,299
               repurchased during the fiscal year: --------------

        (iii) Aggregate price of securities redeemed or $-0-
               repurchased during any PRIOR fiscal year ending no   --------------
               earlier than October 11, 1995 that were not
               previously used to reduce registration fees payable
               to the Commission:

        (iv)   Total available redemption credits [add Items 5(ii)   -$224,299
               and 5(iii):   --------------

        (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $548,984
               [subtract Item 5(iv) from Item 5(i)]:   --------------

        (vi)   Redemption credits available for use in future $-0-
               years -- if Item 5(i) is less than Item 5(iv)   --------------
               [subtract Item 5(iv) from Item 5(I)]:

        (vii) Multiplier for determining registration fee (See   x   .00011770
               Instruction C.9):   --------------

        (viii) Registration fee due (multiply Item 5(v) by Item   =$64.61
               5(vii) (enter "0" if no fee is due):   ============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):
                                                              +$ N/A
                                                              ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:
                                                              =$64.61
                                                              ============

Dreyfus Premier Select Intermediate Municipal Bond Fund Class C
5.   Calculation of registration fee:

4

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ 1,569,726
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$587,735
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$-0-
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	-$587,735
(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$981,991
(vi)	Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$-0-
(vii)	Multiplier for determining registration fee (See Instruction C.9):	X .00011770
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$115.58

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

   +$ N/A

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

   =$115.58

Dreyfus Premier Select Intermediate Municipal Bond Fund Class Z
5.   Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$12,620,859
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$15,772,621
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no	$33,817,426

earlier than October 11, 1995 that were not
previously used to reduce registration fees payable
to the Commission:

    (iv) Total available redemption credits [add Items 5(ii)   -$49,590,047
         and 5(iii):   --------------

     (v) Net Sales - if Item 5(I) is greater than Item 5(iv) $0
         [subtract Item 5(iv) from Item 5(i)]:   --------------

    (vi) Redemption credits available for use in future $(36,969,188)
         years -- if Item 5(i) is less than Item 5(iv)   --------------
         [subtract Item 5(iv) from Item 5(I)]:

   (vii) Multiplier for determining registration fee (See   x   .00011770
         Instruction C.9):   --------------

  (viii) Registration fee due (multiply Item 5(v) by Item   =$0
         5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
                                                                 +$ N/A
                                                                 ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
                                                                   =$0
                                                                 =============

Dreyfus Premier Select Municipal Bond Fund Class A
5.   Calculation of registration fee:

     (I) Aggregate sale price of securities sold during the $ 2,959,101
         fiscal year pursuant to section 24(f):   --------------

    (ii) Aggregate price of securities redeemed or $ 220,521
         repurchased during the fiscal year: --------------

   (iii) Aggregate price of securities redeemed or $ 452,218
         repurchased during any PRIOR fiscal year ending no   --------------
         earlier than October 11, 1995 that were not
         previously used to reduce registration fees payable
         to the Commission:

    (iv) Total available redemption credits [add Items 5(ii)   -$ 672,739
         and 5(iii):   -------------

6

(v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 2,286,362
      [subtract Item 5(iv) from Item 5(i)]:   --------------

(vi) Redemption credits available for use in future $ -0-
      years -- if Item 5(i) is less than Item 5(iv)   --------------
      [subtract Item 5(iv) from Item 5(I)]:

(vii) Multiplier for determining registration fee (See   x   .00011770
      Instruction C.9):   --------------

(viii) Registration fee due (multiply Item 5(v) by Item   =$ 269.10
       5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
                                                            +$ N/A
                                                            ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
                                                            =$ 269.10
                                                            =============

Dreyfus Premier Select Municipal Bond Fund Class B
5.   Calculation of registration fee:

(I)   Aggregate sale price of securities sold during the $ 253,758
      fiscal year pursuant to section 24(f):   --------------

(ii) Aggregate price of securities redeemed or $ 66,974
      repurchased during the fiscal year: --------------

(iii) Aggregate price of securities redeemed or $ -0-
      repurchased during any PRIOR fiscal year ending no   --------------
      earlier than October 11, 1995 that were not
      previously used to reduce registration fees payable
      to the Commission:

(iv) Total available redemption credits [add Items 5(ii)   -$ 66,974
      and 5(iii):   -------------

(v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 186,784
      [subtract Item 5(iv) from Item 5(i)]:   --------------

(vi) Redemption credits available for use in future $(0)
      years -- if Item 5(i) is less than Item 5(iv)   --------------
      [subtract Item 5(iv) from Item 5(I)]:

(vii) Multiplier for determining registration fee (See   x   .00011770
      Instruction C.9):   -------------

(viii) Registration fee due (multiply Item 5(v) by Item   =$ 21.98
        5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
                                                                +$ N/A
                                                                   ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
                                                                =$ 21.98
                                                                   =============

Dreyfus Premier Select Municipal Bond Fund Class C
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 192,834
            fiscal year pursuant to section 24(f):   ---------------

      (ii) Aggregate price of securities redeemed or $ 90,233
            repurchased during the fiscal year: ---------------

      (iii) Aggregate price of securities redeemed or $ -0-
            repurchased during any PRIOR fiscal year ending no ---------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

      (iv) Total available redemption credits [add Items 5(ii)   -$ 90,233
            and 5(iii):   --------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 102,601
            [subtract Item 5(iv) from Item 5(i)]:   ---------------

      (vi) Redemption credits available for use in future $(0)
            years -- if Item 5(i) is less than Item 5(iv)   ---------------
            [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See   x   .00011770
            Instruction C.9):   --------------

      (viii) Registration fee due (multiply Item 5(v) by Item   =$ 12.07
            5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year

for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):


+$ N/A


8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:


=$ 12.07
============

Dreyfus Premier Select Municipal Bond Fund Class Z

5. Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ 15,212,681 --------------
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ 25,554,705 --------------
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ 47,049,225 --------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	-$ 72,603,930 --------------
(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ -0- --------------
(vi)	Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$(57,391,249) --------------
(vii)	Multiplier for determining registration fee (See Instruction C.9):	x .00011770 -------------
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 0.00 =============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):


+$ N/A


8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:


=$ 0.00

```
                                                        =============
```

                                                        $ 1,701.51
TOTAL FOR ALL: **=============**

9.   Date the registration fee and interest payment was sent to the Commission's lockbox
      depository:

            Method of Delivery:

                        [X]   Wire Transfer
                        [   ]   Mail or other means

                                    SIGNATURES

      This report has been signed below by the following person on behalf of the issuer and
      in the capacity and on the date indicated.

      By (Signature and Title)*   /s/ John B. Hammalian
                                         John B. Hammalian, Secretary

      Date: 11/08/05

* Please print the name and title of the signing officer below the signature.